UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Enzo Biochem, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

294100102

(CUSIP Number)

James C. Roumell

Roumell Asset Management, LLC

2 Wisconsin Circle, Suite 640

Chevy Chase, MD 20815

(301) 656-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 294100102

1	NAME OF REPORTING PERSON Roumell Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2145132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,702,559 (1)
	8	SHARED VOTING POWER 66,920 (2)
	9	SOLE DISPOSITIVE POWER 2,702,559 (1)
	10	SHARED DISPOSITIVE POWER 66,920 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,479
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IA

(1)	These shares are deemed to be owned beneficially by Roumell Asset Management, LLC (“RAM”) solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the “Fund”).

(2)	These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients.

CUSIP No.: 294100102

1	NAME OF REPORTING PERSON James C. Roumell I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,702,559 (1)
	8	SHARED VOTING POWER 66,920 (2)
	9	SOLE DISPOSITIVE POWER 2,702,559 (1)
	10	SHARED DISPOSITIVE POWER 66,920 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,479
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 2,702,559 shares of Common Stock held by the Fund. Mr. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.

(2)	These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients. Mr. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by RAM.

CUSIP No.: 294100102

1	NAME OF REPORTING PERSON Matthew M. Loar I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 294100102

1	NAME OF REPORTING PERSON Edward Terino I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 294100102

ITEM 1.	SECURITY AND ISSUER:

This Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Enzo Biochem, Inc., a New York corporation (the “Issuer”). The principal executive office of the Issuer is 527 Madison Avenue, New York, New York 10022.

ITEM 2.	IDENTITY AND BACKGROUND:

(a)	This statement is filed by:

(i)	Roumell Asset Management, LLC, a Maryland limited liability company (“RAM”), with respect to the shares of Common Stock directly and beneficially owned by it;

(ii)	James C. Roumell, with respect to the shares of Common Stock directly and beneficially owned by him;

(iii)	Matthew M. Loar, as a nominee for the Issuer’s board of directors (the “Board”); and

(iv)	Edward Terino, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The address of the principal office of each of RAM and Mr. Roumell is 2 Wisconsin Circle, Suite 640, Chevy Chase, Maryland 20815. The principal place of business of Mr. Loar is c/o Roumell Asset Management, LLC, 2 Wisconsin Circle, Suite 640, Chevy Chase, Maryland 20815. The principal place of business of Mr. Terino is 17 Canterbury Road, Windham, New Hampshire 03087.

(c)	RAM is a registered investment adviser under the Investment Advisers Act of 1940 formed for the purpose of investing in securities and engaging in all related activities and transactions. The principal occupation of Mr. Roumell is the President of RAM. The principal occupation of Mr. Loar is as an independent financial consultant to public and private companies in the health care industry. The principal occupation of Mr. Terino is the President of GET Advisory Services, a New Hampshire-based consulting business providing strategy planning and financial management consulting services focused on the Media, Technology, Education and Maritime Transportation industries.

(d)	No Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Messrs. Roumell, Loar, and Terino are each a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

RAM is a registered investment adviser under the Investment Advisers Act of 1940. RAM directed client accounts as to which it had discretionary authority to purchase, for the clients’ benefit and in the clients’ names (or in street name), 66,920 shares of Common Stock and in most instances, has voting power over such shares. The aggregate purchase price of the 66,920 shares of Common Stock beneficially owned by RAM was $156,376.51, inclusive of brokerage commissions. The sources of funding for these purchases were individual client funds.

CUSIP No.: 294100102

RAM is the sole investment advisor to the Roumell Opportunistic Value Fund (the “Fund”), an investment company registered under the Investment Company Act of 1940. As investment advisor to the Fund, RAM caused the Fund to purchase 2,702,559 shares of Common Stock of the Issuer. The aggregate purchase price of the 2,702,559 shares of Common Stock beneficially owned by the Fund was $6,250,859.84, inclusive of brokerage commissions. The sources of funding for these purchases were proceeds from the sale of Fund shares.

Mr. Roumell does not directly own any Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION:

The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons anticipate having conversations with members of the Issuer’s management and Board regarding possible ways to enhance shareholder value including through improvement in the Issuer’s capital allocation, operations, investor communications and corporate governance, among other topics.

On November 27, 2020, RAM delivered a letter to the Issuer nominating a slate of two (2) highly qualified director candidates, whom include Messrs. Loar and Terino (together, the “Nominees”), for election to the Board at the Issuer’s upcoming annual meeting of shareholders (the “Annual Meeting”), and submitting two (2) business proposals seeking shareholder approval at the Annual Meeting to (i) amend the Issuer’s Amended and Restated Bylaws, as amended (the “Bylaws”), to set the minimum size of the Board as three (3) directors and provide the Board with discretion to adjust the size of the Board from time to time subject to that minimum, and (ii) repeal any provision of, or amendment to, the Bylaws adopted by the Board without approval by the Company’s shareholders subsequent to February 25, 2020, the date the last amendment to the Bylaws was adopted.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer and may, from time to time, acquire additional shares of Common Stock. While the Reporting Persons have no present intention to dispose of all or any portion of the shares of Common Stock beneficially owned by them, RAM may be required to sell shares of Common Stock from time to time to accommodate client requests to transfer or liquidate their accounts. Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No.: 294100102

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 47,895,050 shares of Common Stock outstanding, as of October 12, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended July 31, 2020 filed with the Securities and Exchange Commission on October 19, 2020.

A.	RAM

(a)	As of the close of business on November 27, 2020, RAM beneficially owned 2,769,479 shares of Common Stock, including 1,000 shares of Common Stock directly owned by RAM.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 2,702,559

2. Shared power to vote or direct vote: 66,920

3. Sole power to dispose or direct the disposition: 2,702,559

4. Shared power to dispose or direct the disposition: 66,920

(c)	The transactions in the shares of Common Stock during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Roumell

(a)	As of the close of business on November 27, 2020, RAM beneficially owned 2,769,479 shares of Common Stock.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 2,702,559

2. Shared power to vote or direct vote: 66,920

3. Sole power to dispose or direct the disposition: 2,702,559

4. Shared power to dispose or direct the disposition: 66,920

(c)	Mr. Roumell has not participated in any transaction in the shares of Common Stock during the past sixty (60) days.

C.	Mr. Loar

(a)	As of the close of business on November 27, 2020, Mr. Loar did not directly own any shares of Common Stock.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Loar has not participated in any transaction in the shares of Common Stock during the past sixty (60) days.

CUSIP No.: 294100102

D.	Mr. Terino

(a)	As of the close of business on November 27, 2020, Mr. Terino did not directly own any shares of Common Stock.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Terino has not participated in any transaction in the shares of Common Stock during the past sixty (60) days.

As of the close of business on November 27, 2020, the Reporting Persons collectively beneficially owned an aggregate of 2,769,479 shares of Common Stock, constituting approximately 5.8% of the shares of Common Stock outstanding.

(d)       RAM advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 66,920 shares of Common Stock. Investors in the Fund have the right to receive or direct the receipt of dividends from the 2,702,559 shares of Common Stock, but proceeds from the sale of such shares become assets of the Fund.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

On November 27, 2020, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to solicit proxies or written consents for proposals submitted to shareholders for approval and the election of the Nominees at the Annual Meeting (the “Solicitation”). The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, RAM has agreed to indemnify each of Messrs. Loar and Terino against any and all claims of any nature arising from the Solicitation and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS:

99.1	Joint Filing and Solicitation Agreement by and among the Reporting Persons, dated November 27, 2020.

99.2	Form of Indemnification Letter Agreement.

CUSIP No.: 294100102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2020	James C. Roumell

	By:	/s/ James C. Roumell
Name: James C. Roumell

November 27, 2020	Roumell Asset Management, LLC

	By:	/s/ James C. Roumell
Name: James C. Roumell
Title: President

November 27, 2020	Matthew M. Loar

	By:	/s/ Matthew M. Loar
Name: Matthew M. Loar

November 27, 2020	Edward Terino

	By:	/s/ Edward Terino
Name: Edward Terino

CUSIP No.: 294100102

SCHEDULE A

Transactions in shares of Common Stock During the Past Sixty (60) Days

Shares of Common Stock Purchase / Sold	Price Per Share	Date of Purchase / Sale

ROUMELL ASSET MANAGEMENT, LLC[7]
185,000 (Purchase)	$2.21	10/14/20
230,000 (Purchase)	$1.95	10/29/20

[7]	Consists of shares purchased by RAM on behalf of its client advisory accounts to accommodate client-requested account liquidations or transfers for client tax planning and other personal purposes, and all transactions were conducted in the open market for cash. Prices do not reflect brokerage commissions paid.